BB

02021369

1-3-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 340

SEC FILE NUMBER
8-50536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Palladin Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood (City) New Jersey (State) 07040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kegley (973) 313-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name — if individual, state last, first, middle name)

111 Dunnell Road Maplewood New Jersey (State) 07040

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, James A. Kegley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palladin Securities, L.L.C, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

ANNE K. EVERS
NOTARY PUBLIC OF NEW JERSEY
My Comm. Expires July 27, 2004

Notary Public

This report contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
( ) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since date of the previous audit.

PALLADIN SECURITIES, L.L.C.

(SEC I.D. NO. 8-50536)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
Public Document

Palladin Securities, L.L.C
Index to the Financial Statements
December 31, 2001

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

The Board of Directors and Members
of Palladin Securities, L.L.C.

We have audited the accompanying statement of financial condition of Palladin Securities, L.L.C. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Palladin Securities, L.L.C. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Rosenberg Rich Baker Berman & Co.

Maplewood, New Jersey
February 19, 2002

Palladin Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2001

Assets	
Securities owned, at market value	$ 68,952,088
Receivable from clearing organizations	22,469,316
Other investments	120,549
Interest and dividends receivable	523,972
Total Assets	$ 92,065,925
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 37,661,653
Payables to clearing organizations	10,962,046
Accounts payable and accrued expenses	79,728
Total Liabilities	48,703,427
Member's Equity	43,362,498
Total Liabilities and Member's Equity	$ 92,065,925

See notes to the financial statements.

Palladin Securities, L.L.C.
Notes to the Financial Statements
December 31, 2001

ORGANIZATION AND NATURE OF OPERATIONS

Palladin Securities, L.L.C. (the "Company") is a limited liability company formed on February 18, 1998, under the laws of the State of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the American Stock Exchange. Additionally, the Company is subject to certain reporting requirements as a commodity pool under the Commodity Exchange Act.

Palladin Administrative Services, L.L.C. ("PAS") is the manager of the Company. Palladin Leveraged Partners, L.P. ("PLPLP") is currently the sole active member ("Member") of the Company and Palladin Enhanced Return Fund, Ltd. ("PERF") (currently inactive) intends to be a member of the Company upon PERF's capitalization.
The Company is a part of a "master feeder" portfolio structure. The Company acts as the master portfolio within the structure. PLPLP acts as the feeder portfolio within the structure.

The Company invests and trades in securities of all types and other investment vehicles and instruments. The Company may use leverage to further its investment objectives.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cash and Equivalents
The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. As a single member Limited Liability Company (LLC), the Company is disregarded for income tax purposes.

Palladin Securities, L.L.C.
Notes to the Financial Statements
December 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

At December 31, 2001, the value of investments estimated by management was $120,549, representing 0.28% of members' equity. The fair values of these financial instruments have been estimated by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ from the values that would have been used had a ready market for the investment existed, and the difference could be material.

RECEIVABLE FROM AND PAYABLES TO CLEARING ORGANIZATIONS

The Company clears certain of its proprietary transactions through other clearing organizations on a fully disclosed basis. At December 31, 2001, $22,469,316 was receivable and $37,661,653 was payable to clearing organizations. The amounts payable are collateralized by securities owned by the Company.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2001, securities owned and securities sold, not yet purchased, at market value, consist of the following:

	Owned	Sold, Not Yet Purchased
Warrants	$ 948,760	$ -
Common stock	-	37,661,653
Corporate bonds and preferred stock	68,003,328	-
	$ 68,952,088	$ 37,661,653

FINANCIAL INSTRUMENTS

The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Palladin Securities, L.L.C.
Notes to the Financial Statements
December 31, 2001

INVESTMENTS IN LIMITED PARTNERSHIPS

The Company has an investment in a Limited Partnership (LP) which is subject to various provisions of the LP's agreement summarized as follows:

Name of the Investment Partnership	Fair Value December 31, 2001	Annual Management Fees	Annual Performance Fees	Withdrawal Provisions
DM Special Opportunity Fund, LP	$ 100,549	1%	20%	No "lockup" and withdrawals with 30 days' prior notice.

RELATED PARTY TRANSACTIONS

PAS, an affiliate with similar ownership interests as the Commodity Pool Operator, provides certain administrative and operational support services to the Company. At December 31, 2001, $13,936 was payable to PAS.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into financial instrument transactions that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Company's Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company may, at times, maintain securities on both a long and short basis. While long positions represent the Company's ownership of securities, short positions represent obligations of the Company to deliver specified securities at a future price, which may differ from current market prices. Accordingly, both long and short security positions may result in losses or gains to the Company as market value of securities fluctuate. To mitigate the risk of loss, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company engages in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FINANCIAL INSTRUMENTS FAIR VALUE INFORMATION

With the exception of those investments whose values have been estimated by management, see Summary of Significant Accounting Policies above, substantially all of the Company's assets and liabilities are carried at market value or at amounts that approximate market value.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. In addition, the Company must maintain 120% of its minimum net capital in accordance with Securities and Exchange Rul 17a-11(b)(1). At December 31, 2001, the Company had net capital of $30,978,768 which exceeded the required net capital of $100,000. The Company's net capital ratio was 0.0026 to 1.

SUBSEQUENT EVENT

During January 2002, there were capital withdrawals of $14,920,902 and capital contributions of $5,450,000.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

111 Dunnell Road • Maplewood, NJ 07040
Phone: 973-763-6363 • FAX: 973-763-4430
Website: www.rrbb.com • E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Members
of Palladin Securities, L.L.C.

In planning and performing our audit of the financial statements and additional information of Palladin Securities, L.L.C. ("the Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Co.

Maplewood, New Jersey
January 18, 2002